NO ACT

PE
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005664

January 31, 2011

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126



Received SEC
JAN 31 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-11

Re: Ford Motor Company
Incoming letter dated January 7, 2011

Dear Mr. Sherry:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Ford by Robert Granzow. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Robert Granzow

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ford Motor Company
Incoming letter dated January 7, 2011

The proposal provides that shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting same will be able to purchase same from Ford Motor at the manufacturing cost of same."

To the extent the proposal involves a rule 14a-8 issue, there appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations. In this regard, we note that the proposal relates to Ford's discount pricing policies. Proposals concerning discount pricing policies are generally excludable under rule 14a-8(i)(7) because the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 7, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Robert H. Granzow

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2011.

Mr. Robert H. Granzow (the "Proponent") has submitted for inclusion in the 2011 Proxy Materials a proposal related to shareholders purchasing spare tires for new vehicles at the manufacturer's cost (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2011 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(f) in that the Proponent did not demonstrate eligible share ownership pursuant to Rule 14a-8(b) within 14 days of being notified by the Company; and

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proponent Did Not Demonstrate Eligible Share Ownership

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Mr. Granzow submitted the Proposal in a letter dated June 25, 2010, which the Company received on July 14, 2010. In his submission, Mr. Granzow claimed to own Ford stock but he did not indicate the amount of ownership or provide verification of his ownership (see Exhibit 1). Ford confirmed that Mr. Granzow is not a registered holder of Ford Stock. In a letter dated July 14, 2010, Ford informed Mr. Granzow of the share ownership eligibility requirements of Rule 14a-8(b) and requested that he provide satisfactory evidence of eligible share ownership within 14 days of his receipt of Ford's letters or, in the alternative, withdraw the Proposal (see Exhibit 2). Unable to confirm Mr. Granzow's receipt of the July 14, 2010 letter, on August 9, 2010, Ford resent Mr. Granzow the letter to again inform him of the share ownership eligibility requirements of Rule 14a-8(b) and requested again that he provide satisfactory evidence of eligible share ownership within 14 days of his receipt of Ford's letter or, in the alternative, withdraw the Proposal (see Exhibit 2). Ford received confirmation from Federal Express that this letter was delivered to Mr. Granzow's residence on August 10, 2010 at 2:59 p.m. (see Exhibit 2). Mr. Granzow did not respond to Ford's letter and he has not provided any evidence that he owns shares of Ford Stock.

Because the Proponent has not provided any evidence, such as an affirmative written statement from his broker or the record holder, that he has continuously owned $2,000 worth of Ford common stock for at least one year within 14 days of being requested to do so, the Company respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2011 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1). *See General Electric Company* (December 28, 2010) (exclusion allowed where proponent failed to provide evidence of eligible share ownership). *See also Crown Holding, Inc.* (February 8, 2006) (exclusion allowed where proponent failed to provide evidence of eligible share ownership). *See also Ford Motor Company* (March 7, 2006); *Crown Holding, Inc.* (January 27, 2005).

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose time-frames or methods for implementing complex policies.

The Proposal requests that the Company provide a spare tire and mounting hardware at manufacturing cost to shareholders that purchase a new vehicle. The Proposal relates to a fundamental aspect of management's ability to run the Company on a day-to-day basis; namely, the pricing of motor vehicle parts sold by the Company. Additionally, shareholders attempting to participate in the pricing of vehicle parts seek to micro-manage the Company by probing too deeply into matters of a complex nature. Product price or discount determinations require management consideration of intricate detail involving data from many different areas. Shareholders cannot be expected to possess the expertise to make knowledgeable decisions concerning such matters.

The Staff has consistently allowed exclusion of proposals similar to the Proponent's. In *Walt Disney Company* (November 15, 2005), the Staff concurred in the company's exclusion of a shareholder proposal that requested discounts on company products and services for shareholders that owned more than 100 shares. The company argued that decisions relating to pricing and discounts are fundamental to management's ability to control the day-to-day business operations of the Walt Disney Company. *See also Comcast Corporation* (August 31, 2005) (proposal requesting shareholders of 100 shares or more to be given discounted services from the company may be excluded as relating to the company's ordinary business operations). *See also General Motors Corporation* (March 18, 2002) (proposal requesting that shareholders with more than 250 shares be given employee discount to purchase vehicles from the company may be excluded as relating to the company's ordinary business operations).

Furthermore, it cannot be convincingly argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters, raising policy issues so significant as to be appropriate for a shareholder vote. Pricing policies for the Company's products do not involve the "presence of widespread public debate" (*see Exchange Act Release No. 34-40018* (May 21, 1998).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2011 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2011 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2011 Proxy Materials by sending him a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. Robert H. Granzow

To Shareholder Service Department Ford: June 25, 2010

Proposal: Mr Robert Granzow of *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 *** who owns common Stock held in account with LPL Financial (San Diego Cal.)/Liberty Investment (Dayton Ohio) informed the Company that the following proposal will be presented at the meeting.

Resolved: The shareholders of Ford Motor Co who purchased a new vehicle and had no spare tire and hardware for mounting same will be able to purchase same from Ford Motor at the Manufacturing Cost of same. I purchased a 2011 Mustang a month before the car was delivered *** FISMA & OMB Memorandum M-07-16 *** to me on June 1, 2010 without a spare tire.

Reasons:

1. Ford Roadside service will not service a car without a spare tire.
2. The Mustang Manual states the kit supplied will not always fix the problem.
3. I like a mechanical fix. I do not like cement fix.



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

August 9, 2010

Mr. Robert H. Granzow

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2011 Annual Meeting

Dear Mr. Granzow:

We have been unable to confirm whether you received the original of the attached letter. Consequently, we are sending a copy via Federal Express.

Please contact me with any questions.

Very truly yours,

Jerome F. Zaremba

Encl.

Exhibit 2



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: pzaremo1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

July 14, 2010

Mr. Robert H. Granzow

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2011 Annual Meeting

Dear Mr. Granzow:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of your submission of a shareholder proposal dated June 25, 2010. You have asked that the proposal relating to shareholders purchasing spare tires for new vehicles at the manufacturer's cost (the "Proposal") be included in the Company's proxy materials for the 2011 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. The Company was unable to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of your share ownership eligibility, we request that you withdraw the Proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the Proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the Proposal excluded from the Company's proxy materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals; provided, however, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to 13e-3;

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves an entity with securities registered pursuant to Section 12 of the Act; or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act; or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report to Security Holders.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report to security holders referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.